UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule  13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 9

TOM Online Inc.

(Name of Subject Company)

TOM Online Inc.

TOM Group Limited

(Names of Filing Persons)

Ordinary Shares, par value HK $0.01 per share

American Depositary Shares, each representing 80 Ordinary Shares

(Title of Class of Securities)

889728200 (Ordinary Shares)

US8897282005 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Peter Schloss	Angela Mak Soek Fun
TOM Online Inc.	TOM Group Limited
8th Floor, Tower W3, Oriental Plaza	48th Floor, The Center
No. 1 Dong Chang An Avenue	99 Queen’s Road Central
Beijing, China 100738	Hong Kong, China
Tel: (8610) 6528-3399	Tel: (852) 2121 7838

with copies to

Mark S. Bergman Paul, Weiss, Rifkind, Wharton & Garrison LLP Alder Castle, 10 Noble Street London, EC2V 7JU United Kingdom Tel: 44 20 7367 1601	Thomas B. Shropshire, Jr. Linklaters One Silk Street London EC24 8HQ United Kingdom Tel: 44 20 7456 2000

(Names, Addresses, and Telephone Numbers of Persons Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1933.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☒ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,933,687.98	$6,170.51

*

Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 1,033,766,075 Scheme Shares (either directly or in the form of American Depositary Shares, each representing 80 Ordinary Shares), par value HK$0.01 per share, of TOM Online, which represents all shares outstanding on the date hereof and not owned by TOM Group Limited, Cranwood Company Limited, Handel International Limited, Schumann International Limited and Devine Gem Management Limited, at a purchase price of HK$1.52 per Ordinary Share or HK$121.60 per ADS, net in cash, converted to US dollars using an exchange rate of HK$7.81778 to US$1.00, the noon buying rate in New York City for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York on April 25, 2007.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, equals 0.00003070 of the transaction valuation.

Solely for the convenience of the reader, this document contains translations of Hong Kong dollar amounts into US dollars and vice versa at specified rates. These translations should not be construed as representations that the Hong Kong dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rates indicated or at all.

☒Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID: $6,170.51

FORM OR REGISTRATION NO.: Schedule 13E-3

FILING PARTY: TOM Online Inc. and TOM Group Limited

DATE FILED: May 1, 2007

TABLE OF CONTENTS

Item 16. Exhibits
SIGNATURE
EXHIBIT INDEX
EX-99.A.5.15: Press Release issued jointly by TOM Group Limited and TOM Online Inc. on September 1, 2007.

Introduction

This Amendment amends the Schedule 13E-3 initially filed by (1) TOM Online Inc., a company incorporated in the Cayman Islands with limited liability, and (2) TOM Group Limited, a company incorporated in the Cayman Islands with limited liability, with the Securities and Exchange Commission on April 30, 2007, as amended on May 2, 2007, May 29, 2007, June 7, 2007, June 8, 2007, June 27, 2007, July 10, 2007, July 25, 2007 and August 10, 2007, in connection with the proposed privatization of TOM Online Inc. by way of a scheme of arrangement (the “Scheme”) under the law of the Cayman Islands.

The purpose of the Scheme was for TOM Online Inc. to become a private company, owned by TOM Group Limited as to approximately 90.002%, Cranwood, Handel and Schumann collectively as to approximately 4.999% and Devine Gem as to approximately 4.999%, each as defined in the Scheme Document filed as an exhibit to the Schedule 13E-3 on April 30, 2007.

The sanction of the Scheme by the Grand Court of the Cayman Islands is a condition to the Scheme. The Scheme was sanctioned without modification by the Grand Court on Friday, August 31, 2007 (Cayman Islands time). All of the conditions of the Scheme have been fulfilled, and the Scheme became effective on Friday, August 31, 2007 (Cayman Islands time). Therefore, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title, as disclosed in the Scheme Document.

As disclosed in the Scheme Document, TOM intends to cause TOM Online to file a Form 15 with the SEC to request that TOM Online’s reporting obligations under the Exchange Act be terminated.

Item  16. Exhibits.

Item 16 is hereby amended in its entirety by the following:

Exhibit
Number	Description
(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(a)(5)(8)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 6, 2007

(a)(5)(9)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 8, 2007

(a)(5)(10)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 27, 2007

(a)(5)(11)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on July 10, 2007

(a)(5)(12)*	Supplement to the Scheme Document dated July 10, 2007

(a)(5)(13)*	Press Release issued by TOM Online Inc. on July 23, 2007

(a)(5)(14)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on August 10, 2007

(a)(5)(15)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on September 1, 2007

(b)(1)*

Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(2)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(c)(4)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on August 21, 2006
(c)(5)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on September 1, 2006

(d)(1)*

RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy of the Extraordinary General Meeting for Shareholders of TOM Online Inc.

(g)(4)*	New form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(5)*	New form of proxy of the adjourned Court Meeting for Scheme Shareholders of TOM Online Inc.

(g)(6)*	New form of proxy of the adjourned Extraordinary General Meeting for Shareholders of TOM Online Inc.

*	Previously filed with the SEC on Schedule 13E-3.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOM ONLINE INC.

By: Name:	/s/ Peter Schloss Peter Schloss
Title:	Director
Date:	September 1, 2007

TOM GROUP LIMITED

By: Name:	/s/ Angela Mak Soek Fun Angela Mak Soek Fun
Title:	Director
Date:	September 1, 2007

EXHIBIT INDEX

Exhibit
Number	Description
(a)(3)*	Scheme Document, dated April 30, 2007

(a)(5)(1)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 9, 2007

(a)(5)(2)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on March 30, 2007

(a)(5)(3)*	Press Release issued by TOM Group Limited on April 11, 2007

(a)(5)(4)*	Press Release issued by TOM Group Limited on April 25, 2007

(a)(5)(5)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on April 30, 2007

(a)(5)(6)*	Letter from the Board of TOM Online Inc. to the Shareholders and Optionholders, dated April 30, 2007

(a)(5)(7)*	Letter from the Independent Board Committee to the Independent Shareholders (including ADS Holders) and the Optionholders, dated April 30, 2007

(a)(5)(8)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 6, 2007

(a)(5)(9)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 8, 2007

(a)(5)(10)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on June 27, 2007

(a)(5)(11)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on July 10, 2007

(a)(5)(12)*	Supplement to the Scheme Document dated July 10, 2007

(a)(5)(13)*	Press Release issued by TOM Online Inc. on July 23, 2007

(a)(5)(14)*	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on August 10, 2007

(a)(5)(15)	Press Release issued jointly by TOM Group Limited and TOM Online Inc. on September 1, 2007

(b)(1)*

Facility Agreement for TOM Group Limited arranged by DBS Bank Ltd. and The HongKong and Shanghai Banking Corporation Limited and provided by the Financial Institutions (listed in Schedule I) as Lenders with DBS Bank Ltd., Hong Kong Branch, acting as Agent, dated April 25, 2007

(c)(1)*	Letter from ING Bank N.V., the independent financial adviser to the independent board committee of TOM Online, Inc., dated April 30, 2007

(c)(2)*	Presentation given by Goldman Sachs to the Board of TOM Group Limited on March 3, 2007

(c)(3)*	Presentation given by ING Bank N.V. to the Independent Board Committee of TOM Online, Inc. on April 10, 2007

(c)(4)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on August 21, 2006

(c)(5)*	Presentation given by Goldman Sachs to the management of TOM Group Limited on September 1, 2006

(d)(1)*

RMB Loan Entrustment Contract among Beijing Hua Yi Xiong Di Advertisement Co. Ltd (Borrower), Beijing Lei Ting Wan Jun Network Technology Co. Ltd (Lender) and China Construction Bank (Trustee), dated August 31, 2005

(g)(1)*	Form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(2)*	Form of proxy of the Court Meeting for Scheme Shareholders of TOM Online Inc

(g)(3)*	Form of proxy of the Extraordinary General Meeting for Shareholders of TOM Online Inc.

(g)(4)*	New form of voting instruction card for holders of ADSs of TOM Online Inc.

(g)(5)*	New form of proxy of the adjourned Court Meeting for Scheme Shareholders of TOM Online Inc.

(g)(6)*	New form of proxy of the adjourned Extraordinary General Meeting for Shareholders of TOM Online Inc.

*	Previously filed with the SEC on Schedule 13E-3.